1-31-02

02014711

1120093

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For January 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __√__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __√__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82____________

Total pages: N. 4

4 Pages

Turin, 14 January 2002

OVER 7.7 MILLION UNIQUE USERS IN 2001: THE SEAT PG GROUP CONFIRMS ITS LEADERSHIP AMONG ITALIAN INTERNET PORTALS

During the fourth quarter of 2001, Seat PG again confirmed its leadership in the Internet portals in Italy, thanks to the Group's web properties including Virgilio, Giallo, Pagine Gialle/Bianche on line and Xoom.

The Nielsen data for December concerning home-based and professional use confirm the leadership of Seat PG trademarks in the Italian Internet world: the unique users exceeded 7.7 million, with a total reach of 61% (this is the percentage of clients in relation to all Internet users for the period).
Virgilio remains Italy's first Internet portal and has also become the most complete and authoritative portal, with over 6.7 million unique users and a reach of 53% in December. In 2001, it showed a 60% increase in unique users over the previous year, and a 78% growth in page views.

The growth trend of page views was also bolstered: during the last quarter of the year they approached 1.5 billion and in 2001 exceeded 5.1 billion.
Once again, the Group's mainstay is Virgilio, which gets nearly 4 billion page views, of which over 1.1* in the last quarter (source: Redsheriff census/certified).

The completeness and reliability of the first Italian portal have been confirmed by the success of the renewed Virgilio Shopping (http://shopping.virgilio.it), a leader in the "e-commerce" category with 600,000 unique users in December, for a total Internet reach of 5% and a 15% reach in this specific category.
The Seat PG domains achieved particularly important results in the "Directories and local guides" category. Pagine Bianche On Line and Pagine Gialle On Line, which can also be accessed from Virgilio's home page, are visited by 2 million unique users with a total Internet reach of 15% and a 77% reach in this specific category.

In terms of the ISP area, in the fourth quarter there was also an increase in the number of users registered with Internet access services, which rose from 4,785,000 at 30 September 2001 to 5,019,000 as of 31 December (+5%). Among them, the active free and pay users in the past 45 days amount to 1,804,000.
Among paying subscribers, which total 531,000, active subscribers to broadband ADSL services continue to rise, totalling 133,000 for a 33% increase over the previous quarter. There was extraordinary growth during the year as users increased from 8,000 at the end of 2000 to the present 133,000 (+1,662%). This figure shows the undisputed leadership of the Seat PG Group in the broadband sector and places Italy second in the number of ADSL subscriptions in Europe.

Turin, 21 January 2002

Changeover in the top ranks of TDL Infomedia (Thomson Directories)

Gary List, Managing Director of Seat Pagine Gialle's subsidiary TDL Infomedia, which owns Thomson Directories, announced his resignation today, effective as of 1 February 2002. Gary List has been the Managing Director of TDL since 1994.

As part of the Seat PG Group reorganisation plan, during the upcoming TDL Infomedia Board meeting, Linda Pancratz will be proposed as the new Managing Director. Currently the Chief Operating Officer, Linda Pancratz has been with the company since 1995 and has held the positions of Sales Director and Marketing Director.

Turin, 25 January 2002
BUFFETTI LAUNCHES ITS NEW ORGANISATION

Buffetti (Seat Pagine Gialle Group) has launched its new organisation as part of a larger plan for relaunching the historic chain of office products, services, and solutions.
As of early next February, the Group will be structured into three operating divisions: business, marketing and IS Products.
The Managing Director, Ernesto Mauri, assisted by the General Director, Paolo Marcattilj, heads up the administrative functions, human resources, procurement, and logistics.
The commercial division manager (Maurizio Carletti) will take charge of sales through all the direct and indirect channels.
The newly set up marketing division (Silvio Canettoli) will manage all the activities carried out by the different business units.
The I.S. Products division (Angelo Pozzi) will focus on the consumables for Office Automation (ribbons, toners, inkjet cartridges for printers...).

The new strategy of Buffetti - the largest Italian office products and services enterprise - has reached an important turning point. The new objective lies in presenting the company as a "full service provider" for small and medium-sized enterprises, a partner able to tackle any communications problem, from cellular connections and the Internet to professional software, from print on demand to gadgets.

Buffetti's principal asset lies in its wide reaching network of over one thousand franchise shops. A strategic network for distributing products and services of the Telecom Italia Group: from Tim mobile phones to ISP with Tin.it, from Seat Pagine Gialle products to professional publishing. This is why, as Seat Managing Director Paolo Dal Pino has already stated in the past, the entire Group extensively relies on Buffetti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: February, 19th 2002

By: ______________________

Name: Angelo Novati
Title: Vice President, Finance
Administration and Control